July 17, 2007

Searchlight Minerals Corp.
c/o Camlex Management (Nevada) Inc.
8275 S. Eastern Avenue, Suite 200
Las Vegas, Nevada 89123

> **Re: Searchlight Minerals Corp.**
> **Registration Statement on Form SB-2**
> **Amended June 15, 2007**
> **File No. 333-132929**

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 4

1.   Please highlight the length of time that you and previous owners of the sites have been testing the sites, whether through third parties or otherwise.

Risk Factors, page 6

2.   Given the status of your properties, it would be appropriate to include risk factors that address the risks associated with estimates based only on a pre-feasibility study. Please address the risks associated with the following points:

- The limited amount of drilling completed to date.

- The process testing is limited to small pilot plants and bench scale testing.

- The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale.

- The preliminary nature of the mine plans and processing concepts.

- The resulting preliminary operating and capital cost estimates.

- Metallurgical flow sheets and recoveries are in development.

- The history of pre-feasibility studies typically underestimating capital and operating costs.

Also, please note it is the staff's position that prior to declaring reserves, the company should have obtained a "final" or "bankable" feasibility study, and employed the historic three-year average price for the economic analysis. In addition, the company should have submitted all necessary permits and authorizations, including environmental, to governmental authorities.

Selling Security Holders, page 11

3.   Please tell us whether any of the selling security holders are broker-dealers or affiliates of broker-dealers.

4.   Please disclose in this section the cash and any other consideration paid to your placement agents who are selling security holders.

Directors, Executive Officers… page 20

5.   We note your response to prior comment 15 and reissue it. Absent information as to annual revenues or similar indication it remains unclear what operations, if any, were conducted by CSA. Also, please provide a clear description of the business model referred to as "does not have any employees but relies on third party consultants for the provision of services." Provide similar disclosure regarding the business of Nanominerals Corp.

6.   Please tell us when you submitted proxy material to your shareholders for them to consider creating a classified board.

7.   We note certain of your directors, officers, promoters and other members of
        management serve as directors, officers, promoters and members of management
        of other junior mining companies. Please advise us as to the following:

- The full extent of the relationship of the Company, and its directors,
  executive officers and other members of management, with these other
  entities, including the percentage of ownership held by each in the other
  entity.

- Whether these other entities are engaged in the same line of business in
  the same geographical areas as the Company;

- The measure(s) that you have instituted to prevent officer and director
  conflicts of interest other than self-policing, such as whether independent
  directors or shareholders are required to approve any related party
  transactions or you have executed non-competition agreements with these
  officers/directors;

- The transactions you have consummated with these entities, including the
  material terms thereof; and

- State whether the terms of any transactions with these entities are fair to
  the Company and its disinterested shareholders.

Revise your disclosure in each appropriate section to discuss each of the above
matters in appropriate detail. Also, please add a risk factor regarding the potential
conflicts of interest of the officers and directors that details the information you
describe and the material risks associated with such a situation. We may issue
further comments.

Security Ownership… page 24

8.   Form your response to prior comment 17, it remains unclear why you do not
        include in the beneficial ownership of Messrs. McNeil and Ager the shares held in
        the name of Nanominerals. Therefore, we reissue the comment.

Organization Within the Last Five years, page 27

9.   We note your response to prior comment 43. If you are unable to determine the reasons for Mr. Harlingten's transfer of 47,700,000 as part of your restructuring or the consideration received, please comply with Rule 409. Given your relationship with Mr. Matheson, it is unclear why you cannot obtain the information required to provide complete disclosure regarding the reorganization. See Rule 409(b).

Clarkdale Slag Project, page 29

10.   We recommend that a brief description of the QA/QC protocols be provided to inform readers regarding sample preparation, controls, custody, assay precision and accuracy in future filings. Other non-associated laboratories could verify your results. This would apply to exploration and operational analytical procedures for the Mountain States and Arrakis Laboratories.

11.   Please clarify what you mean by a "'unit' (module) of production."

Acquisition of Clarkdale Slag Project, page 32

12.   Please clarify the paragraph numbered (v) on page 33. Given the $500,000 cap and the fact that you must pay $500,000 annually, it appears that you are obligated to pay $500,000 each year. If so, please say so directly without recitation of complex contract terms that do not appear to change the obligation.

13.   Please clearly explain the operation of the "priority distribution of cash flow" mentioned on the paragraph numbered (vi) on page 33. Also tell us which section of which exhibit governs this payment.

Clarkdale Slag Pile, page 35

14.   Refer to the last paragraph of this section. Please clarify when the advances occurred. Likewise, please revise the disclosure in the first paragraph under "Metallurgy" on page 43 to clarify when the "years" of research occurred and whether you conducted the research.

Current Status, page 36

15.   Please revise to describe the agreements you have entered into to pursue the current plan of operation to complete the materials study, pilot testing, and construction of the first "unit."   File these agreements as exhibits, or tell us which filed exhibits embody the agreements.

Acquisition of Searchlight Claims, page 42

16.   Please expand this section and your related-party transactions section, as appropriate, to disclose:

- the duration of the option;
- the schedule on which you are required to issue the balance of the shares to the claim owners; and
- the total amount you are obligated to reimburse Mr. Matheson and his related companies, in addition to the $85,000 you mention in the first paragraph.

Plan of Operation, page 47

17.   We note that in response to prior comment 39 you deleted the references from the first paragraph regarding cash payments and minimum expenditures. Please tell us with specificity where you have now disclosed these obligations with the level of specificity requested in prior comment 39.

Certain Relationships, page 53

18.   Please provide the disclosure required by Regulation S-B Item 404(c)(1)(ii).

19.   Please tell us why you have deleted the disclosure regarding Dr. Charles Ager's report. See instruction 9 to Regulation S-B Item 404(a).

20.   In the fifth paragraph on page 54 please clarify whether additional shares or other consideration may be issued in connection with the acquisition of claims. Disclose the timetable for payment of the additional shares.

21.   The penultimate sentence of the fifth paragraph on page 54 appears to be incomplete. Please clarify.

22.   We note your response to prior comment 42. When you use the term "dated for reference" please clarify when you actually entered into the agreement, rather than just the date you chose to include in the document for reference.

23.   Please update your disclosure throughout this section. For example, we note that the disclosure in the last paragraph on page 55 is not updated beyond December 31, 2006.

Nanominerals Corp., page 55

24.   If you and your affiliates are Nanominerals' principal or sole client, please disclose that fact.

25.   Please disclose the reasons for each amendment to the assignment agreement.

26.   Please disclose the amount of the "certain payments" mentioned in the second paragraph.

27.   Please tell us why you have not disclosed the 2005 payments for activities mentioned in the last paragraph of this section.

Market for Common Equity, page 56

28.   It remains unclear whether the prices for the second and third quarters of 2005 have been adjusted for the subsequent two for one split. Please clarify.

Summary Compensation Table, page 57

29.   Please reconcile the information in the table with the disclosure regarding the agreements with your executives on pages 54 and 59.

Director Compensation, page 58

30.   Please clarify the reasons for the difference between the $28,000 reported for Mr. Matheson in this table and the $24,500 disclosed on page 54.

31.   Please disclose the nature of the "services relating to the Clarkdale Slag Project acquisition" mentioned in footnote 3.

32.   Please tell us how the table represents the $1,000 payments mentioned at the top of page 59.

Financial Statements, page 60

33.   Please revise to include financial statements of Transylvania International, Inc. and pro forma financial statements reflecting the acquisition of Transylvania International, Inc. in the registration statement. Refer to Item 310 of Regulation

S-B.

Financial Statements for the year ended December 31, 2006

34.   Please update the financial statements, as necessary, as required by Item 310 of Regulation S-B.

Report of Independent Registered Public Accounting Firm

35.   We see that the report of Kyle L. Tingle dated April 10, 2006 covers the period January 14, 2000 (inception) through December 31, 2005. However, we do not see that the period from January 14, 2000 (inception) through December 31, 2006 has been audited. Please advise.

Balance Sheet, page F-3

36.   Please change the reference of accumulated deficit during development stage to accumulated deficit during exploration stage.

Statement of Cash Flows, page F-8

37.   Please tell us how your measurement of the effect of changes in exchange rates on cash balances is consistent with paragraph 25 and Example 2 of Appendix C to SFAS 95. In that regard, also tell us why the effect of foreign currency exchange rate on cash is the same as your foreign currency translation adjustment on the statement of stockholder's equity.

Note 1. Description of Business, History and Summary of Significant Policies, page F-9
History

38.   Refer to prior comment 49 in our letter dated November 27, 2006. It appears that the former biotech business was a component of the entity since that was your only operation prior to reorganizing into a mineral exploration company. It is unclear how paragraph 10 of SFAS 131 applies or how only having one activity impacts the analysis. Please revise to report the biotech research and development company as a discontinued operation.

Note 3. Mining Claims, page F-15

39.   We note your response to prior comment 50 in our letter dated November 27, 2006. Regarding the acquisition of mining concessions in Searchlight, Nevada, we still do not understand the basis for valuing the cost of the acquisition based on $2,000 per claim (an agreed upon price). We note that your stock appears to

have been thinly traded at the time of the acquisition and that paragraph 6 of SFAS 141 states that measurement should be based on the fair value of the consideration given or the fair value of the asset acquired, whichever is more clearly evident and, thus, more reliably measurable. However, we do not see how an agreed upon price between the buyer and seller is an objective determination of the fair value of the asset acquired. We reference paragraph 23 of SFAS 141 which states that both the net assets received, including goodwill, and the extent of any adjustment of the quoted market price of the shares issued shall be weighed to determine the amount to be recorded. All aspects of the acquisition, including the negotiations, shall be studied, and independent appraisals may be used as an aid in determining the fair value of securities issued. Please provide evidence that the agreed upon value of the mining concessions is the fair value and support how this was recorded in accordance with the accounting literature or revise to record the purchase price based upon a more objective measure of fair value of the consideration given or the fair value of the asset acquired, whichever is more clearly evident and reliably measurable. Please revise disclosures to clarify your accounting treatment.

40.   Regarding your response to prior comment 51, please tell us the basis for the internal evaluation of future cash flows in your impairment analysis. Tell us why you believe, based on the current status of the Searchlight, Nevada claims, and based on the fact that you have not determined the economic feasibility of the project, that the amount recorded as an asset is recoverable. Please provide us with your impairment analysis under the provisions of SFAS 144.

41.   We reference your response to prior comment 52. We see that you issued 1.4 million shares of common stock during 2006 related to the continuing obligation for the purchase of the mining concessions and that those shares were recorded at $0.001 per share. Please tell us the basis for your accounting for these additional shares under SFAS 141, including how you determined the values assigned to these shares. If the issuance of these shares is a form of licensing or leasing arrangement, tell us why you should not expense the fair value of the shares issued over the period of use.

Note 7. Stockholder's Equity, page F-17

42.   We reference the disclosure on page F-18 that 35,000,000 shares were returned to the company and cancelled in February 2005. Please reconcile that disclosure with the presentation on the Statement of Stockholders' Equity, which states that 70,000,000 shares were cancelled and returned.

Note 8. Option Plan, page F-19

43.   We see the significant number of "cancelled" options during fiscal year 2005.
        Tell us whether you granted any options to the employees whose options were
        "cancelled."   If so, tell us how you considered the requirements of FIN 44 and
        whether re-pricing accounting is required.

44.   Please tell us your accounting treatment for the 12 million warrants exercisable at
        $.375 per share issued in connection with the Nanominerals assignment
        agreement.

Note 12. Concentration of Activity, page F-24

45.   We note that you purchased services from a related party in the amount of
        $495,000 during the year ended December 31, 2006. Please tell us why the
        amount should not be separately stated on the face of the statement of operations
        in accordance with Rule 4-08(k) of Regulation S-X.

Consolidated Financial Statements for the three months ended March 31, 2007
Note 2. Fixed Assets, page F-14

46.   We see that you a have recorded an income property asset and have recognized
        rental income during the three months ended March 31, 2007. Please revise to
        disclose the nature of the income property and the terms of the rental agreement.

Note 3. Merger with Transylvania International, Inc., page F-15

47.   Please tell us whether Transylvania International was an affiliate or related party
        and whether there was any common stock ownership prior to the merger.

48.   We reference your statement that the assignment agreement with Nanominerals as
        discussed in Note 4 to your financial statements for the year ended December 31,
        2006 was superseded by the merger with Transylvania International. Please tell
        us whether you are still required to comply with the conditions listed on page F-
        16 and, if so, how you are accounting for those payments and conditions.

49.   Please revise to disclose how you are accounting for the 2.5% royalty and the
        $500,000 annual advance royalty payment due to VRIC in connection with the
        acquisition. We reference paragraph 28 of SFAS 141 which describes the
        accounting treatment for contingent consideration based on future period earning
        levels.

50.   As a related matter, please disclose how you are accounting for the $3,500,000 priority distribution of cash flow and tell us the basis for your accounting treatment.

51.   Please revise to provide the disclosures required by paragraph 58 of SFAS 141. For example, we do not see where you have disclosed the primary reasons for the acquisition, the period for which the results of operations of the acquired entity are included in the income statement, and the basis for determining the value assigned to the shares issued as consideration.

52.   Please revise to clarify the nature, valuation and basis for your accounting for each of the non-cash amounts included in your purchase price allocation, including the common stock issued, monthly payments and the deferred income tax liability.

53.   Please revise to clarify how the value allocated to the Clarkdale slag project of $111 million was determined. The basis for the statement that the project was valued based on "the overall consideration given" is not clear. Please tell us how you complied with the requirements of paragraph 6 of SFAS 141 which states that measurement should be based on the fair value of the consideration given or the fair value of the asset acquired, whichever is more clearly evident and, thus, more reliably measurable. We also reference paragraph 37(f) of SFAS 141 which states that land, natural resources should be recorded at the appraised values. In addition, tell us how your accounting complies with EITF 04-03 and how you considered the fact that the economic feasibility of the project has not been determined as indicated on page 47. Clarify how you determined "economic value", which considers the estimated costs of the slag project. Additionally, please tell us the nature of the asset recorded as "Clarkdale slag project."

54.   Tell us how you have assessed the possible impairment of the Clarkdale slag project in accordance with the requirements of SFAS 144.   Tell us how you considered EITF 04-03 in your analysis.

55.   Please revise to disclose the amortization period for the Clarkdale slag project assets that were recorded in the acquisition.

56.   Please tell us the accounting basis for the reclassification of the $690,000 joint venture asset that was previously capitalized to the Clarkdale slag project asset.

57.   We note the disclosure on page F-16 that the real property assets were based on fair market values determined using an independent real estate appraisal firm. While management may elect to take full responsibility for valuing the equity instruments, if you choose to continue to refer to the expert in any capacity,

please revise the filing to name the independent valuation expert and include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-B.

Recent Sales, page 63

58.   Please reconcile the information in paragraph 8 and on page 50 with the information on page F-19.

Exhibits, page 67

59.   We note your response to prior comment 60; however, exhibits required to be filed by Regulation S-B Item 601 must be included in your filing. Please provide us your analysis regarding why the documents are not required as exhibits.

60.   Please ensure that your exhibit index accurately identifies the location of exhibits. For example, your reference to footnote 18 for exhibit 10.26 appears to be incorrect.

Form 8-K dated February 15, 2007

Pro Forma Financial Statements of Searchlight Minerals Corp. as of December 31, 2006 and for the year ended December 31, 2006

61.   Please revise to disclose the following, as required by Article 11 of Regulation S-X:

- Provide a schedule showing the calculation of purchase price, including how you determined the value assigned to non-cash consideration with reference to the GAAP literature you relied on;

- Disclose any contingent consideration, why the amounts have not been recorded in the calculation of total purchase price, and the potential impact of contingent consideration on future earnings;

- Clarify how you determined the purchase price allocation and the basis for the significant amounts allocated to the Clarkdale slag project;

- Disclose the nature of the monthly payments included in the purchase price and how these amounts were determined;

- Disclose the nature of the $33 million deferred income tax liability, how this amount was determined and why this is part of the purchase price;

- Clarify your accounting for the $3.5 million "priority distribution";

- Disclose the expected useful lives or amortization periods of significant assets acquired in the business combination.

- Disclose the nature and accounting for the liabilities incurred in the purchase transaction in Note H;

- Disclose how the fair value of the assets acquired was determined in Note F.

- Please tell us why there are no pro forma adjustments in the pro forma statement of operations.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler at (202) 551-3718 regarding engineering comments. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Conrad Y. Nest, Esq.
                    (360) 332-2291